THE TOTAL NUMBER OF PAGES CONTAINED IN THIS DOCUMENT IS 27.

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of May, 2002

BUENAVENTURA MINING COMPANY INC.
(Translation of Registrant's Name into English)

CARLOS VILLARAN 790
SANTA CATALINA, LIMA 13, PERU
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

This report consists of an English translation of the original Spanish language version of a Peruvian filing of the report on the interim unaudited consolidated financial statements of Compañía de Minas Buenaventura S.A.A. as of and for the three-month period ended March 31, 2002, as filed with the Peruvian National Supervisory Commission on Companies and Securities.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of March 31, 2002 and for the three - month period then ended

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Interim unaudited consolidated financial information as of March 31, 2002 and for the three-month period then ended together with the report of Independent Public Accountants

Content

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Report of Independent Public Accountants

To the Shareholders of **Compañía de Minas Buenaventura S.A.A.**

We have made a limited review of the accompanying consolidated balance sheet of **Compañía de Minas Buenaventura S.A.A.** (a Peruvian public corporation) **and subsidiaries** (together, "the Company") as of March 31, 2002 and the related consolidated statements of income, changes in shareholders' equity and cash flows for the three-month period then ended, stated in Peruvian nuevos soles. The preparation of these financial statements is a responsibility of the Company's management.

We conducted our limited review in accordance with auditing standards generally accepted in Peru. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries to persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the interim consolidated financial information referred to above for them to be in conformity with the accounting principles generally accepted in Peru.

Countersigned by:

Víctor Burga
C.P.C. Register No.14859

Lima, Peru
April 23, 2002

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets

As of December 31, 2001 (audited) and March 31, 2002 (unaudited)

	Note	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Assets				
Current assets				
Cash and cash equivalents	4	83,552	103,788	30,118
Trade and other accounts receivable, net		66,232	88,249	25,609
Accounts receivable from affiliates	10	26,532	21,720	6,302
Inventories, net		70,331	65,648	19,050
Current portion of prepaid taxes and expenses		22,397	14,408	4,181
Total current assets		269,044	293,813	85,260
Long-term account receivable	1(e)	-	3,101	900
Prepaid taxes and expenses		21,450	22,043	6,397
Investments	5	897,489	930,435	270,004
Property, plant and equipment, net		348,150	350,651	101,756
Development costs and mineral lands, net		130,718	131,758	38,235
Mining concessions, net		181,798	177,810	51,599
Total assets		1,848,649	1,909,611	554,151
Liabilities and shareholders' equity				
Current liabilities				
Bank loans	6	108,803	83,028	24,094
Trade accounts payable		34,694	29,744	8,631
Accounts payable to affiliates		1,044	21	6
Other current liabilities	8(e)	48,072	80,945	23,490
Current portion of long-term debt	7	6,953	8,241	2,391
Total current liabilities		199,566	201,979	58,612
Deferred income tax and workers' profit sharing		12,689	14,777	4,288
Long-term debt	7	129,911	131,170	38,064
Total liabilities		342,166	347,926	100,964
Minority interest		29,044	41,643	12,084
Shareholders' equity	8			
Capital stock, common shares - Series A		57,162	185,782	53,912
Capital stock, common shares - Series B		123,743	405,397	117,643
Investment shares		488	1,599	464
Additional paid-in capital		508,754	527,806	153,165
Legal reserve		36,181	40,654	11,797
Retained earnings		763,986	362,876	105,304
Cumulative translation adjustment		5,774	10,586	3,072
Treasury shares		(18,649)	(14,658)	(4,254)
Total shareholders' equity		1,477,439	1,520,042	441,103
Total liabilities and shareholders' equity		1,848,649	1,909,611	554,151

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (unaudited)

For the three-month periods ended March 31, 2001 and 2002

	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Operating revenues			
Net sales	107,795	137,110	39,788
Royalty income, Note 10(a)	12,806	14,834	4,305
Total revenues	120,601	151,944	44,093
Costs of operation			
Operating costs	59,593	76,377	22,164
Exploration and development costs in operative mining sites	8,916	11,716	3,400
Total costs of operation	68,509	88,093	25,564
Gross margin	52,092	63,851	18,529
Operating expenses			
General and administrative	13,671	14,556	4,224
Exploration costs in non-operative mining areas	9,065	3,574	1,037
Sales	6,261	5,345	1,551
Royalties	3,308	2,894	840
Total operating expenses	32,305	26,369	7,652
Operating income	19,787	37,482	10,877
Other income (expenses)			
Share in affiliated companies, note 5(c)	50,021	29,425	8,539
Gain from exposure to inflation	224	169	49
Financial, net	(93)	(1,759)	(511)
Amortization of mining concessions	(1,523)	(3,988)	(1,157)
Loss from sale of subsidiary's shares, note 1(e)	-	(6,453)	(1,873)
Other, net	(385)	(3,738)	(1,085)
Total other income, net	48,244	13,656	3,962
Income before income tax and minority interest	68,031	51,138	14,839
Income tax	(3,699)	(5,587)	(1,621)
Income before minority interest	64,332	45,551	13,218
Minority interest	(1,253)	(1,861)	(540)
Net income	63,079	43,690	12,678
Basic and diluted net income per share, stated in Peruvian nuevos soles and U.S. dollars, note 12	0.50	0.34	0.10
Weighted average number of shares outstanding, note 12	126,252,152	127,225,692	127,225,692

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Changes in Shareholders' Equity (unaudited)

For the three-month periods ended March 31, 2001 and 2002

	Capital stock								
	Common shares *Series A* S/(000)	Common shares *Series B* S/(000)	Investment *shares* S/(000)	Additional paid - in *capital* S/(000)	Legal *reserve* S/(000)	Retained *earnings* S/(000)	Cumulative translation *adjustment* S/(000)	Treasury *shares* S/(000)	*Total* S/(000)
Balance as of January 1, 2001	57,162	123,743	488	500,103	36,181	595,856	6,431	(118,866)	1,201,098
Declared dividends, note 8(e)	-	-	-	-	-	(34,064)	-	-	(34,064)
Cumulative translation loss of investment in Minera									
Yanacocha S.R.L., note 5(b)	-	-	-	-	-	-	(2,513)	-	(2,513)
Other	-	-	-	-	-	534	-	-	534
Net income	-	-	-	-	-	63,079	-	-	63,079
Balance as of March 31, 2001	57,162	123,743	488	500,103	36,181	625,405	3,918	(118,866)	1,228,134
Balance as of January 1, 2002	57,162	123,743	488	508,754	36,181	763,986	5,774	(18,649)	1,477,439
Declared dividends, note 8(e)	-	-	-	-	-	(28,942)	-	-	(28,942)
Capitalization of retained earnings, notes 8(a)									
and (b)	128,620	281,654	1,111	-	-	(411,385)	-	-	-
Proceeds from sale of treasury ADR, note 8(d)	-	-	-	19,052	-	-	-	3,991	23,043
Cumulative translation gain of investment in Minera									
Yanacocha S.R.L., note 5(b)	-	-	-	-	-	-	4,812	-	4,812
Transfer to legal reserve	-	-	-	-	4,473	(4,473)	-	-	-
Net income	-	-	-	-	-	43,690	-	-	43,690
Balance as of March 31, 2002	185,782	405,397	1,599	527,806	40,654	362,876	10,586	(14,658)	1,520,042

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (unaudited)

For the three-month periods ended March 31, 2001 and 2002

	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Operating activities			
Collection from customers	92,340	128,445	37,274
Collection of dividends	14,908	-	-
Collection of royalties	13,651	15,377	4,462
Collection of interest	892	2,202	639
Payment to suppliers and third parties	(53,154)	(48,584)	(14,099)
Payment to employees	(24,778)	(26,432)	(7,670)
Payment of interest	(985)	(3,414)	(991)
Payment of royalties	(3,308)	(3,356)	(974)
Payment of income tax	(3,336)	(3,499)	(1,015)
Net cash and cash equivalents provided by operating activities	36,230	60,739	17,626
Investing activities			
Exploration and development expenditures	(22,377)	(20,617)	(5,983)
Purchase of investments	(4,642)	(3,741)	(1,086)
Purchase of property, plant and equipment	(14,524)	(18,031)	(5,232)
Proceeds from sale of property, plant and equipment	-	1,989	577
Net cash and cash equivalents used in investing activities	(41,543)	(40,400)	(11,724)
Financing activities			
Increase (decrease) of bank loans, net	9,253	(25,985)	(7,541)
Increase of long-term debt, net	55,717	2,143	622
Proceeds from sale of treasury ADR, note 8(d)	-	23,043	6,687
Net cash and cash equivalents provided by (used in) financing activities	64,970	(799)	(232)
Net increase in cash and cash equivalents during the period	59,657	19,540	5,670
Gain (loss) from exposure to inflation of cash and cash equivalents	(109)	696	202
Cash and cash equivalents at beginning of period	21,538	83,552	24,246
Cash and equivalents at period-end	81,086	103,788	30,118

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Consolidated Statements of Cash Flows (unaudited) (continued)

	2001 S/(000)	2002 S/(000)	2002 US$(000) (Note 2)
Reconciliation of net income to net cash and cash equivalents provided by operating activities			
Net income	63,079	43,690	12,678
Add (deduct)			
Depreciation	8,858	8,796	2,553
Amortization of mining concessions	1,523	3,988	1,157
Amortization included in exploration and development costs in operative mining units	3,837	4,142	1,202
Minority interest	1,253	1,861	540
Net cost of retired property, plant and equipment	722	-	-
Gain from exposure to inflation	(224)	(169)	(49)
Deferred income tax and workers' profit sharing	363	2,088	606
Loss on sale of property, plant and equipment	-	4,193	1,217
Loss on sale of subsidiary's shares	-	6,453	1,873
Share in affiliated companies, net of dividends received	(35,113)	(29,425)	(8,539)
Net changes in assets and liabilities accounts			
Decrease (increase) of operating assets -			
Trade and other accounts receivable	14,229	(23,722)	(6,884)
Inventories	(7,179)	6,046	1,754
Prepaid taxes and expenses	12,328	7,477	2,170
Increase (decrease) of operating liabilities -			
Trade accounts payable and other current liabilities	(27,446)	25,321	7,348
Net cash and cash equivalents provided by operating activities	36,230	60,739	17,626

The accompanying notes are an integral part of these consolidated statements.

Translation of a report and consolidated financial statements originally issued in Spanish - See Note 14 to the consolidated financial statements

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Notes to the interim consolidated financial statements (unaudited)

As of March 31, 2002

1. Interim unaudited consolidated financial statements

(a) The accompanying interim consolidated financial statements have been prepared from the Company's accounting records, which are carried out in nominal monetary terms adjusted to reflect the changes in the National Wholesale Price Level Index (IPM). According to such index, prices increased 0.4 percent and decreased 0.5 percent in the three-month periods ended March 31, 2001 and 2002, respectively.

The corresponding figures of the consolidated financial statements as of December 31, 2001 and for the three-month period ended March 31, 2001 were adjusted to the IPM prevailing at March 31, 2002.

(b) The criteria and the accounting principles used by management in the preparation of the interim unaudited consolidated financial statements, which should be read in conjunction with the 2001 audited consolidated financial statements, are similar to those used in preparing the annual consolidated financial statements of Compañía de Minas Buenaventura S.A.A. and subsidiaries (hereinafter "Buenaventura" or "the Company"). Furthermore, in preparing the interim consolidated financial statements, management made certain estimates and assumptions; accordingly actual results may differ from those presented hereto.

(c) The interim consolidated financial statements are not necessarily indicative of the final results expected for the year 2002.

(d) Certain figures of the consolidated financial statements as of December 31, 2001 and for the three-month period ended March 31, 2001 have been reclassified to make them comparable with the current period figures.

Notes to the interim consolidated financial statements (unaudited) (continued)

(e) The interim consolidated financial statements include the financial statements of the following subsidiaries:

	Ownership as of				
	December 31, 2001		March 31, 2002		
Subsidiaries	Direct %	Indirect %	Direct %	Indirect %	Economic activity
Buenaventura Ingenieros S.A.	100.00	-	100.00	-	Advisory and engineering services related to the mining industry.
Cedimin S.A.C.	-	100.00	-	100.00	Holds investments in S.M.R.L. Chaupiloma Dos de Cajamarca, Minas Conga S.R.L. and other affiliated companies engaged in mining activities.
Compañía Minera Condesa S.A.	100.00	-	100.00	-	Holds investments in Buenaventura, Yanacocha and in other affiliated companies engaged in mining activities.
Compañía Minera Colquirrumi S.A.	73.63	-	73.63	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead. Currently selling electric power.
Consorcio Energético de Huancavelica S.A.	99.99	0.01	99.99	0.01	Transmission of electric power to mining companies.
Contacto Corredores de Seguros S.A.	-	99.99	-	99.99	Placing insurance contracts and providing administrative and technical services in insurance matters.
Inversiones Colquijirca S.A.	59.66	-	59.06	-	Extraction, concentration and commercialization of polymetallic ores, mainly zinc and lead, through its subsidiary Sociedad Minera El Brocal S.A.
Inversiones Mineras del Sur S.A.	78.04	-	78.04	-	Extraction, concentration and commercialization of gold in bars and concentrates.
Metalúrgica Los Volcanes S.A.	100.00	-	100.00	-	Treatment of minerals and concentrates.
Minera Paula 49 S.A.C.	-	51.00	-	51.00	Extraction, concentration and commercialization of concentrates, mainly gold
Minas Conga S.R.L.	-	60.00	-	60.00	Effective December 19, 2000, it transferred to Yanacocha its exploration and exploitation rights of the S.M.R.L. Chaupiloma Dos de Cajamarca's mining concessions.
Minera Shila S.A.C.	50.00	50.00	50.00	50.00	Extraction, concentration and commercialization of concentrates, mainly gold.
Minera Huallanca S.A.C.	-	100.00	-	100.00	Extraction, concentration and commercialization of polymetallic concentrates, mainly lead and zinc.
S.M.R.L. Chaupiloma Dos de Cajamarca	20.00	40.00	20.00	40.00	Owner of the mining concessions explored and exploited by Yanacocha.

On March 31, 2002, the Company transferred its participation in Minera Huallanca S.A.C. (Huallanca) to BHL - Perú S.A.C., by selling its Huallanca's shares for US$2,000,000. From this total, US$1,500,000 will be collected in semi-annual installments until September 2004 and the remaining US$500,000 would be collected on September 30, 2006 as long as: (i) the level of economic reserves as measured between September 30, 2004 and September 30, 2006 allows Huallanca to produce 15,000 MT/month of mineral and (ii) the average price of zinc is higher than US$1,050/MT in that period. If these conditions are not met, the final price of the transaction would be US$1,500,000. This transaction has originated a loss amounting to S/6,453,000 (considering a sales price of US$1,500,000), which is presented separately in the consolidated statement of income.

The long-term portion of the account receivable to BHL - Perú S.A.C. will mature as follows: S/1,033,000 (US$300,000) in September 2003 and S/2,068,000 (US$600,000) in 2004.

12

2. Translation of Peruvian nuevos soles amounts into U.S. dollar amounts

The consolidated financial statements are stated in Peruvian nuevos soles. The amounts in U.S. dollars are included solely for the convenience of the reader and were obtained by dividing the amounts in Peruvian nuevos soles by the exchange rate for selling U.S. dollars at March 31, 2002 (S/3.446 to US$1), as published by the Superintendencia de Banca y Seguros. The convenience translation should not be construed as representations that the Peruvian nuevos soles amounts have been, could have been or could in the future be converted into U.S. dollars at said or any other exchange rate.

3. Foreign currency transactions

Foreign currency transactions are made at free market exchange rates. As of March 31, 2002, the market weighted average exchange rates for transactions in U.S. dollars were S/3.445 for buying and S/3.446 for selling (S/3.441 for buying and S/3.446 for selling as of December 31, 2001). The Company had the following assets and liabilities in foreign currency:

	As of December 31, 2001 US$(000)	**As of March 31, 2002** US$(000)
Assets		
Cash and cash equivalents	2,225	8,725
Trade and other accounts receivable	18,156	20,604
Accounts receivable from affiliates	7,029	5,961
Long-term account receivable (includes current portion)	-	1,350
	27,410	36,640
Liabilities		
Bank loans	31,733	24,094
Trade accounts payable	965	1,626
Other current liabilities	5,458	3,423
Long-term debt (includes current portion)	23,224	40,308
	61,380	69,451
Net liability position	(33,970)	(32,811)

4. Cash and cash equivalents

(a) This item is made up as follows:

	As of December 31, 2001 S/(000)	As of March 31, 2002 S/(000)
Cash	820	908
Demand accounts	9,262	8,224
Time deposits		
In local currency	69,152	68,800
In foreign currency	4,318	25,856
	83,552	103,788

The Company maintains its demand accounts in local banks, in Peruvian nuevos soles and U.S. dollars; they are unrestricted funds and earn interest at domestic market rates.

(b) On January 3, 2002, the Company opened a time deposit in local currency for S/68,800,000, at an annual interest rate of 12 percent for a 90-day term. Simultaneously, and with the purpose of hedging the foreign currency exchange risk, on January 3, 2002, the Company signed a US$20,493,758 forward contract for a 90-day term at a settled exchange rate of S/3.458 for each U.S. dollar.

The combined gain from the time deposit and forward contract performed during the three-month period ended March 31, 2002 amounts to US$471,813.

(c) In February and March 2002, the Company opened time deposits in foreign currency for US$6.5 million with the funds obtained from the sale of treasury ADR explained in note 8(d). These deposits earn interest at rates ranging from 2.1% to 5% and mature in 180 days.

5. **Investments**

(a) This item is made up as follows:

	Share in the net equity		Amount of the investment	
	As of December 31, 2001 %	As of March 31, 2002 %	As of December 31, 2001 S/(000)	As of March 31, 2002 S/(000)
Investments at cost				
Sociedad Minera Cerro Verde S. A.	9.17	9.17	18,761	18,761
Other			4,136	5,420
			22,897	24,181
Equity method investments				
Minera Yanacocha S.R.L.	43.65	43.65	873,490	904,877
S.M. Coshuro de R.L.	45.90	45.90	919	887
Other	-	-	183	490
			874,592	906,254
			897,489	930,435

The amount of the investment in Yanacocha was determined from its financial statements as of December 31, 2001 (audited) and March 31, 2002 (unaudited).

(b) Yanacocha keeps its accounting records in U.S. dollars. For the purpose of calculating the equity share in this subsidiary, the Yanacocha's equity denominated in U.S. dollars is translated into Peruvian nuevos soles, thus generating a translation effect that is recorded in an equity account called "cumulative translation effect".

The movement of the investment in Yanacocha for the three-month period ended March 31, 2001 and 2002 follows:

	2001 S/(000)	2002 S/(000)
Partners' equity of Yanacocha at the beginning	1,324,953	1,750,493
Participation percentage	43.65%	43.65%
Company's participation in Yanacocha as of January 1st	578,342	764,090
Payment over the book value of Yanacocha's shares, net of cumulative amortization (i)	127,761	121,442
Elimination of intercompany gains (ii)	(12,917)	(12,042)
Balance of Investment as of January 1st	693,186	873,490
Participation in the income	51,582	31,668
Realization of intercompany gains (ii)	-	193
Amortization of payment above the book value of Yanacocha's shares	(1,604)	(2,404)
Dividends received	(14,908)	-
Translation cumulative gain (loss)	(2,513)	4,812
Other	-	(2,882)
Balance as of March 31,	725,743	904,877

(i) Corresponds to an amount paid over the book value of Yanacocha's shares, in previous years, when the Company acquired an additional participation of 11.35 percent in Yanacocha, exercising its preferential right.

(ii) The elimination of related intercompany gains corresponds to profits generated in the sale of assets and transfers of contractual rights to Yanacocha (see Note 2 to the 2001 audited consolidated financial statements), and is shown net of the investment in Yanacocha for reporting purposes. This amount will increase the investment and the share in affiliated companies (as revenues) as Yanacocha depreciates and amortizes the acquired assets.

(c) The share in the gains (losses) of affiliated companies shown in the consolidated statements of income is made up as follows:

	As of March 31, 2001 S/(000)	As of March 31, 2002 S/(000)
Minera Yanacocha S.R.L.	49,978	29,457
S.M. Coshuro de R.L.	-	(32)
Other	43	-
	50,021	29,425

The share in Yanacocha's income has decreased in the three-month period ended March 31, 2002, as compared to the same period of 2001, due mainly to the following reasons: (i) increase of cash cost per ounce from US$116 in 2001 to US$146 in 2002, as a result of the start-up of a new mining unit, La Quinua, since October 2001, (ii) increase of depreciation expense mainly as a consequence of the increase of La Quinua´s fixed assets, (iii) increase of administration costs as a result of more expatriate personnel and external affairs. These higher costs and expenses have been partially offset by: (i) the increase of the realized gold price from US$265 per ounce during the three-month period ended March 31, 2001 to US$290 per ounce during the three-month period ended March 31,2002, and (ii) increase of the volume of ounces of gold sold from 465,306 during the three-month period ended March 31,2001 to 483,201 during the three-month period ended March 31, 2002.

(d) The significant figures of Yanacocha's balance sheet as of March 31, 2001 and 2002 and statement of income for the three-month period ended March 31, 2001 and 2002, adjusted to conform them to the accounting practices of the Company, are shown below:

	2001 US$(000)	**2002** US$(000)
Total assets	747,361	927,950
Total liabilities	339,699	395,565
Partners' equity	407,662	532,385
Total income	123,646	140,302
Operating income	44,999	26,879
Net income	31,115	20,964

6. **Bank loans**

The detail of the bank loans, borrowed in U.S. dollars, follows:

	Annual Interest rate	As of December 31, 2001 S/(000)	As of March 31, 2002 S/(000)	As of March 31, 2002 US$(000)
Compañía de Minas Buenaventura S.A.A.				
Banco de Crédito del Perú	2.69% to 2.82%	34,630	13,784	4,000
BBVA Banco Continental	2.85% to 2.92%	27,430	27,568	8,000
Sociedad Minera El Brocal S.A.				
Banco de Crédito del Perú	7.128%	10,286	7,754	2,250
Banco Wiese Sudameris	8.128% to 8.628%	8,572	6,203	1,800
Banco Internacional del Perú - Interbank	8.378%	6,343	6,823	1,980
Banco Interamericano de Finanzas - BIF	7.378%	857	-	-
Inversiones Mineras del Sur S.A.				
Banco Wiese Sudameris	5.878%	7,454	7,488	2,173
Banco Wiese Sudameris	6.878%	6,172	6,203	1,800
Banco de Crédito del Perú	11%	3,429	3,446	1,000
Other		3,630	3,759	1,091
		108,803	83,028	24,094

The bank loans were obtained to finance working capital needs and have current maturity. The Sociedad Minera El Brocal S.A. loans are guaranteed by inventories of lead and zinc concentrates. Other loans have no specific guarantees.

19

7. Long – term debt

(a) The breakdown of the long-term debt, borrowed mainly in U.S. dollars, follows:

	Guarantee	Annual interest rate	Maturity rate	As of December 31, 2001 S/(000)	As of March 31, 2002 S/(000)
Inversiones Mineras del Sur S.A.					
Banco de Crédito del Perú	Guaranteed by Buenaventura	11.00%	January 2008	68,575	68,920
Consorcio Energético de Huancavelica S.A.					
BBVA Banco Continental	Guaranteed by Buenaventura	Libor plus 1.2% (6.078% as of March 31, 2002)	September 2003	42,003	44,175
Sociedad Minera El Brocal S.A.					
Banco de Crédito del Perú	Guaranteed with plant and equipment (pending constitution) up to the principal amount; additionally, the Company will hand over the cash flow from the sale of zinc and lead concentrates to two customers.	Libor plus 3% (7.878% as of March 31, 2002)	March 2005	18,858	18,955
Teck Cominco Metals Ltd.	Mining pledge on equipment acquired for the expansion of the Huaraucaca's concentration plant (pending constitution)	Libor plus 6% (10.878% as of March 31, 2002)	February 2007	5,743	5,500
Other				559	1,354
Other subsidiaries				1,126	507
				136,864	139,411
Less – Current portion				6,953	8,241
Long-term portion				129,911	131,170

(b) The maturity breakdown of the long-term debt follows:

Year ended March 31,	Amount S/(000)
2004	52,458
2005	7,474
2006	1,158
2007	1,158
Thereafter	68,922
	131,170

8. Shareholders' equity

(a) Capital stock -

The Mandatory Annual Shareholders' meeting held on March 26, 2002 decided to increase the Company's capital stock from S/180,905,000 to S/591,179,000 through the capitalization of a part of the retained earnings as of December 31, 2001, by increasing of the nominal value of the common shares - Series A and B from S/1 to S/4. From the total capitalized amount of S/410,274,000, S/ 128,620,000 and S/281,654,000 correspond to common shares - Series A and B, respectively.

The Company can issue additional common shares with a total value of S/41,399,000, due to the restatement of capital stock as a result of inflation as of March 31, 2002.

(b) Investment shares -

The Mandatory Annual Shareholders' meeting mentioned in paragraph (a) above, decided to increase the investment shares account in S/ 1,111,000 through the capitalization of a part of retained earnings as of December 31, 2001, by increasing the nominal value of such shares from S/1 to S/4.

The Company has the option to issue additional investment shares for a total value of S/111,000, due to the inflation accounting adjustment as of March 31, 2002.

(c) Considering the exchange of shares described in the preceding paragraphs (a) and (b), Buenaventura's capital stock is made up as follows:

	As of March 31,			
	2001		2002	
Shares	Number of shares	Nominal value S/(000)	Number of shares	Nominal value S/(000)
Common – Series A	43,088,754	43,089	43,088,754	172,356
Common – Series B	94,356,208	94,356	94,356,208	377,424
	137,444,962	137,445	137,444,962	549,780

(d) Treasury shares -

In January 2001, in compliance with Article N°104 of the General Corporations Law, Buenaventura sold through the Lima Stock Exchange its treasury shares (628,856 common shares - Series A) to its subsidiary Compañía Minera Condesa S.A. ("Condesa") for a total value of S/17,129,000. The related gain, amounting to S/9,066,000, was eliminated in the consolidation of the financial statements as it was treated as an intercompany transaction.

In September 2001, with the participation of the Bank of New York, Condesa exchanged through the Lima Stock Exchange 1,000,000 of Buenventura's common shares - Series B for 500,0000 ADR (one ADR equals to two common shares).

In the first quarter of 2002, Condesa sold to third parties 327,000 ADR for approximately S/23,043,000, generating a gain of S/19,052,000 which is presented as additional paid-in capital in the consolidated statements of changes in shareholders' equity.

(e) Declared dividends -

The Mandatory Annual Shareholders meeting held on March 26, 2002 approved a cash dividend of S/28,942,000 (equivalent to S/0.21 per share) from retained earnings as of December 31, 2001. These dividends are recorded as "other current liabilities" in the consolidated balance sheet as of March 31, 2002.

The Mandatory Annual Shareholders meeting held on March 29, 2001 approved a cash dividend of S/34,064,000 (equivalent to S/0.25 per share) from retained earnings as of December 31, 2000. These dividends were paid in April 2001.

As of March 31, 2002, except for the need to build up a legal reserve, there is no restriction to remittance of dividends. Nevertheless, the distribution of profits generated from January 1st, 2002 on, will be subject to an income tax of 4.1 percent, which will be paid by the Company.

9. Legal proceedings

The Company is part of legal proceedings arising from the normal course of its activities. Nevertheless, management believes that they may have, individually or together, no material adverse effect on the Company's financial position as of March 31,2002.

10. Transaction with affiliated companies

(a) S.M.R.L. Chaupiloma Dos de Cajamarca ("Chaupiloma") as owner of the mining rights exploited by Minera Yanacocha S.R.L., is entitled to receive royalties equivalent to 3 percent of the net sales of Minera Yanacocha S.R.L. For the three-month period ended March 31, 2002, the royalties amounted to S/14,834,000 (S/12,806,000 for the three-month period ended March 31, 2001) and are reported as royalty income in the consolidated statements of income.

(b) According to a contract signed with Yanacocha on December 19, 2000, Buenaventura engaged in the administration of the China Linda lime plant. This contract, which originally matured in December 18, 2010, was terminated by Yanacocha in 2001 through a payment of S/6,298,000 (US$1,800,000) made in March 2002.

As a result of these and other minor transactions, the Company has the following accounts receivable from affiliated companies:

	As of December 31, 2001 S/(000)	**As of March 31, 2002** S/(000)
Minera Yanacocha S.R.L.	25,331	18,728
Compañía Minera Totoral S.A.	970	2,835
Other	231	157
	26,532	21,720

11. Derivative financial instruments

(a) The open hedging positions as of March 31, 2002 are as follows:

Metal	**Quantity**	**Range of price**	**Period**
Gold	200,000 Oz	US$345.06/Oz	April 2002 - December 2003
Silver	8,925,000 Oz (1)	US$ 5.8/Oz to US$6.2/Oz	April 2002 - August 2006

(1) Includes 4,400,000 Oz/Ag y 1,350,000 Oz/Ag guaranteed only if silver price is above US$4.15 Oz/Ag and US$4.00 Oz/Ag, respectively.

For the three-month period ended March 31, 2002, the Company recognized revenues of S/15,100,841 (S/16,137,000 in the three-month period ended March 31, 2001) related to hedging operations settled in this period.

The mark-to-market value of the open hedging contracts as of March 31, 2002 is negative in US$67,862,130. This value varies according to the metals price volatility. The gains or losses originated by hedging operations are recorded at the maturity date of the related contracts.

(b) See Note 4 regarding a foreign currency forward related to a time deposit opened in January 2002.

12. **Basic and diluted net income per share**

The computation of the basic and diluted net income per share for the three-month periods ended March 31, 2001 and 2002 is presented below:

For the three-month period ended March 31, 2001		
Net income (numerator) S/	Shares (denominator)	Income per share S/
63,079,000	126,252,152	0.50

For the three-month period ended March 31, 2002		
Net income (numerator) S/	Shares (denominator)	Income per share S/
43,690,000	127,225,692	0.34

The determination of the number of shares used in the calculation of the basic and diluted income per share as of March 31, 2001 and 2002 is as follows:

	2001	2002
Common share – Series A	43,088,754	43,088,754
Common share – Series B	94,356,208	94,356,208
Investment shares	372,320	372,320
	137,817,282	137,817,282
Less – Treasury shares	(11,565,130)	(10,591,590)
	126,252,152	127,225,692

25

13. Statistical data

Statistical data of the Company related to the volume of inventories sold and average sale prices for the three-month period ended March 31, 2001 and 2002 follows:

(a) *Volume sold:*

	2001	2002
Gold	49,179 Oz	62,734 Oz
Silver	2,823,941 Oz	3,112,469 Oz
Lead	5,849 MT	5,234 MT
Zinc	12,838 MT	11,340 MT

(b) Average sales prices:

	2001 US$	2002 US$
Gold	272.31/Oz	287.89/Oz
Silver	4.62/Oz	4.43/Oz
Lead	487.77/ MT	489.66/ MT
Zinc	1,021.25/ MT	793.36/ MT

14. Explanation added for translation into the English language

The consolidated financial statements are presented on the basis of accounting principles generally accepted in Peru. Certain accounting practices applied by the Company that conform with generally accepted accounting principles in Peru may not conform with generally accepted accounting principles in other countries.

26

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

By: ______________________

Carlos E. Gálvez Pinillos
Chief Financial Officer

Date: May 10 , 2002